The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-146582

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 10, 2007

Prospectus Supplement

October     , 2007

(To Prospectus dated October 9, 2007)

$1,150,000,000

Darden Restaurants, Inc.

$                         % Senior Notes due 2012

$                         % Senior Notes due 2014

$                         % Senior Notes due 2017

We are offering $             million aggregate principal amount of             % senior notes due                     , 2012, $             million aggregate principal amount of             % senior notes due                    , 2014 and $             million aggregate principal amount of            % senior notes due                    , 2017. The 2012 notes, the 2014 notes and the 2017 notes are referred to collectively as the notes.

The 2012 notes will mature on                    , 2012, the 2014 notes will mature on                    , 2014 and the 2017 notes will mature on                     , 2017. Interest on the notes will be paid semiannually in arrears on                     and                     of each year, beginning on                    , 2008.

We may redeem the notes, at any time in whole or from time to time in part, at the redemption prices in this prospectus supplement under the section entitled “Description of Notes—Optional Redemption.” In addition, if we experience a change of control triggering event, we may be required to offer to purchase the notes from holders on the terms described in this prospectus supplement.

The interest rate payable on a series of notes will be subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded (or subsequently upgraded) as described in this prospectus supplement.

The notes will be our general unsecured obligations. The notes will rank equally with all of our current and future unsecured, unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

The notes will not be listed on any securities exchange or included in any automated quotation system.

Investing in the notes involves risks that are described in the “ Risk Factors” section beginning on page S-9 of this prospectus supplement.

Per 2012 Note	Total	Per 2014 Note		Total	Per 2017 Note		Total
Public offering price (1)%	$		%	$		%	$
Underwriting discount %	$		%	$		%	$
Proceeds, before expenses, to Darden (1)%	$		%	$		%	$

(1)	Plus accrued interest, if any, from October , 2007, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on October          , 2007.

Sole Book-Running Manager

Banc of America Securities LLC

Co-Managers

Wachovia Securities	SunTrust Robinson Humphrey	Wells Fargo Securities

Comerica Securities Lehman Brothers	Fifth Third Securities, Inc.	Piper Jaffray Mizuho Securities USA Inc.

Utendahl Capital Partners, L.P.		The Williams Capital Group, L.P.

Prospectus Supplement

Prospectus

All references in this prospectus supplement and the accompanying prospectus to “Darden,” “we,” “us,” “our” and “our company” are to Darden Restaurants, Inc. and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Red Lobster®, Olive Garden®, Bahama Breeze®, Smokey Bones Barbeque & Grill®, Seasons 52®, LongHorn Steakhouse® and The Capital Grille® are our trademarks.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed or subsequently file with the Securities and Exchange Commission (SEC) that is incorporated by reference, is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since the date of that information. If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described under the heading “Risk Factors” in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying the notes in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-9 of this prospectus supplement and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Darden

Darden Restaurants, Inc. is the largest publicly held casual dining restaurant company in the world and served over 350 million meals in fiscal 2007. As of August 26, 2007, we operated through subsidiaries 1,404 restaurants in the United States and Canada. In the United States, we operated 1,369 restaurants in 49 states (the exception being Alaska), including 651 Red Lobster®, 615 Olive Garden®, 23 Bahama Breeze®, 73 Smokey Bones Barbeque & Grill® (Smokey Bones) and seven Seasons 52® restaurants. In Canada, we operated 35 restaurants, including 29 Red Lobster and six Olive Garden restaurants. Through subsidiaries, we own and operate all of our restaurants in the United States and Canada. None of our restaurants in the U.S. or Canada are franchised. Of our 1,404 restaurants open on August 26, 2007, 842 were located on owned sites and 562 were located on leased sites. In Japan, as of August 26, 2007, we licensed 32 Red Lobster restaurants to an unaffiliated Japanese corporation that operates the restaurants under an Area Development and Franchise Agreement.

Darden Restaurants, Inc. is a Florida corporation incorporated in 1995 and is the parent company of GMRI, Inc. GMRI, Inc. and certain other of our subsidiaries own and operate our restaurants. GMRI, Inc. was originally incorporated in 1968 as Red Lobster Inns of America, Inc. We were acquired by General Mills, Inc. in 1970 and became a separate publicly held company in 1995 when General Mills distributed all of our outstanding stock to the stockholders of General Mills. Our principal executive offices and restaurant support center are located at 5900 Lake Ellenor Drive, Orlando, Florida 32809. Our telephone number is (407) 245-4000.

We have a 52/53 week fiscal year ending on the last Sunday in May. Our 2007 fiscal year ended on May 27, 2007, our 2006 fiscal year ended on May 28, 2006 and our 2005 fiscal year ended on May 29, 2005 each had 52 weeks.

Recent Developments

Acquisition of RARE Hospitality International, Inc.

On October 1, 2007, we acquired all of the issued and outstanding shares of common stock of RARE Hospitality International, Inc. (RARE), which is now a wholly owned subsidiary. As of October 1, 2007, RARE owned and operated 319 restaurants in the United States and franchised four restaurants in Puerto Rico, including 292 LongHorn Steakhouse® restaurants and 29 The Capital Grille® restaurants, as well as two additional specialty restaurants. LongHorn Steakhouse, with locations in 26 states primarily in the Eastern half of the United States, is a leader in the casual dining steakhouse category. The Capital Grille, with locations in major metropolitan cities in the United States, is a leader in the premium steakhouse category. We expect that the acquisition of RARE will enable us to enhance our unit growth prospects, geographically expand the market opportunities for the LongHorn Steakhouse and Capital Grille brands and realize significant synergies with respect to increased efficiency and effectiveness in purchasing, distribution and corporate support of our restaurants. The total purchase price for the acquisition was approximately $1.4 billion, including fees and expenses and payments to the holders of the RARE 2.5% convertible notes of approximately $134.8 million, which we financed with borrowings under our new $1.15 billion senior unsecured 364-day credit facility (the interim credit facility) and our new $750.0 million senior unsecured revolving bank credit facility (the revolving credit facility), which we entered into with certain lenders on September 20, 2007. We intend to use the proceeds of this offering to repay the borrowings we made under the interim credit facility to pay a portion of the purchase price for the acquisition of RARE.

The unaudited summary pro forma combined financial information in this prospectus supplement gives effect to the RARE acquisition as if the acquisition had occurred at August 26, 2007 for balance sheet information and at the beginning of the fiscal year ending May 27, 2007 for income statement information.

Discontinued Operations

On May 5, 2007, we announced the closure of 54 Smokey Bones and both Rocky River Grillhouse restaurants and indicated our intention to operate the remaining 73 Smokey Bones restaurants while seeking a buyer. Softening of sales at Smokey Bones led us to reevaluate our new restaurant opening strategy for the Smokey Bones concept and to test a new direction for the business. In fiscal 2007, we opened a new repositioned Smokey Bones restaurant named Rocky River Grillhouse and a second Rocky River Grillhouse from a converted Smokey Bones. However, the Smokey Bones concept and related business model was designed to be a nationally advertised brand, and since it was not on a path to achieving that vision, we concluded it was not a meaningful growth vehicle for Darden. As a result of these actions, we recognized $229.5 million and $13.7 million of long-lived asset impairment charges and closing costs, respectively, during the fourth quarter of fiscal 2007. We will attempt to sell the closed Smokey Bones restaurants that are owned and not leased and to offer the remaining operating Smokey Bones restaurants and related assets for sale.

Strategy

The restaurant industry is generally considered to be comprised of four segments: quick service, midscale, casual dining and fine dining. The industry is highly fragmented and includes many independent operators and small chains. We believe that capable operators of strong multi-unit concepts have the opportunity to increase their share of the casual dining segment. We plan to grow by increasing the number of restaurants in each of our existing concepts other than Smokey Bones and by developing or acquiring additional concepts that can be expanded profitably.

While we are a leader in the casual dining segment, we know we cannot be successful without a clear sense of who we are. Our core purpose is “To nourish and delight everyone we serve.” This core purpose is supported by our core values:

•	integrity and fairness;

•	respect and caring;

•	diversity;

•	always learning/always teaching;

•	being “of service;”

•	teamwork; and

•	excellence.

Our mission is to be “The best in casual dining, now and for generations.” We believe we can achieve this goal by continuing to build on our strategy to be a multi-brand casual dining growth company, which is grounded in our commitment to combining the following four strategic pillar areas:

•	competitively superior leadership;

•	brand management excellence;

•	restaurant operating excellence; and

•	restaurant support excellence.

Our strategic framework also includes two points that we believe separate us from our competition. We are committed to:

•	being a multi-brand restaurant company that is bound together by common operating practices and a unifying culture which serves to make us stronger than the sum of our parts; and

•	obtaining insights from our guests and employees to create powerful, broadly appealing brands and to develop successful people.

Restaurant Concepts

Red Lobster. Red Lobster is the largest casual dining, seafood-specialty restaurant operator in the United States. It offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops and other seafood in a casual atmosphere. The menu includes a variety of specialty seafood and non-seafood entrées, appetizers and desserts.

Olive Garden. Olive Garden is the market share leader among casual dining Italian restaurants in the United States. Olive Garden’s menu includes a variety of authentic Italian foods featuring fresh ingredients and a wine list that includes a broad selection of wines imported from Italy. The menu includes antipasti (appetizers); soups, salad and garlic breadsticks; baked pastas; sautéed specialties with chicken, seafood and fresh vegetables; grilled meats; and a variety of desserts. Olive Garden also uses coffee imported from Italy for its espresso and cappuccino.

Bahama Breeze. Bahama Breeze restaurants bring guests the feeling of a Caribbean escape, offering food, drinks and atmosphere you would find in the islands. The menu features distinctive, Caribbean-inspired fresh seafood, chicken and steaks as well as signature specialty drinks.

Seasons 52. Seasons 52 is a casually sophisticated fresh grill and wine bar with seasonally inspired menus offering fresh ingredients to create great tasting meals that are lower in calories than comparable restaurant meals. It offers an international wine list of more than 140 wines, with 70 available by the glass.

LongHorn Steakhouse. Recently acquired by Darden as part of the RARE acquisition, LongHorn Steakhouse restaurants are casual dining, full-service establishments serving both lunch and dinner in an inviting atmosphere reminiscent of the classic American West. With locations in 26 states, primarily in the Eastern half of the United States, LongHorn Steakhouse restaurants feature signature steaks as well as salmon, shrimp, chicken, ribs, pork chops, burgers and prime rib.

The Capital Grille. Recently acquired by Darden as part of the RARE acquisition, The Capital Grille has locations in major metropolitan cities in the United States and features relaxed elegance and style. Nationally acclaimed for dry aging steaks on the premises, The Capital Grille is also known for fresh seafood flown in daily and culinary specials created by its chefs. The restaurants feature an award-winning wine list offering over 300 selections, personalized service, comfortable club-like atmosphere and premiere private dining rooms.

We have announced our intention to exit the Smokey Bones business. See “—Recent Developments—Discontinued Operations.”

The Offering

Issuer	Darden Restaurants, Inc.

Securities Offered	$ million aggregate principal amount of % senior notes due 2012.

$ million aggregate principal amount of % senior notes due 2014.

$ million aggregate principal amount of % senior notes due 2017.

Maturity	2012 notes: , 2012.

2014 notes: , 2014.

2017 notes: , 2017.

Interest Rate

The notes will bear interest at a rate of              % per year in the case of the 2012 notes,             % per year in the case of the 2014 notes and             % per year in the case of the 2017 notes, payable semiannually in arrears on                      and                      of each year, commencing on                      , 2008.

Ranking

The notes will be our general unsecured obligations. The notes will rank equally with all of our other current and future unsecured, unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes are not guaranteed by any of our subsidiaries. The notes will be effectively subordinated to:

•	any of our secured debt to the extent of the assets securing that debt; and

•	all debt for money borrowed and other liabilities of our subsidiaries.

As of August 26, 2007, on a pro forma basis after giving effect to (1) our acquisition of RARE (including the borrowings under the interim credit facility and the revolving credit facility used to pay the purchase price, anticipated payments to the holders of RARE’s 2.5% convertible notes and payments of other fees and expenses) and (2) this offering and the application of the net proceeds as described under “Use of Proceeds” in this prospectus supplement, we would have had approximately $2.0 billion of total unsecured debt (including the notes), none of which was debt of our subsidiaries, and no secured debt.

Covenants	The indenture governing the notes contains covenants that will limit our ability to:

•	incur some liens securing debt;

•	engage in some sale-leaseback transactions; and

•	enter into some consolidations, mergers or transfers of substantially all of our assets.

These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden’s subsidiaries that are not corporations.

As of August 26, 2007, and after giving effect to the acquisition of RARE, less than 9% of Darden’s consolidated total assets were held through partnerships and other non-corporate entities.

Repurchase at the Option of Holders Upon a Change of Control Triggering Event

If we experience a “Change of Control Triggering Event” (as defined in “Description of Notes—Change of Control”), we will be required, unless we have exercised our right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest.

Interest Rate Adjustments

The interest rate payable on a series of notes will be subject to adjustment from time to time if the debt rating assigned to such series of notes is downgraded (or subsequently upgraded) as described under “Description of Notes—Interest Rate Adjustments” in this prospectus supplement.

Optional Redemption

The notes will be redeemable at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus             basis points in the case of the 2012 notes,             basis points in the case of the 2014 notes and             basis points in the case of the 2017 notes plus, in each case, accrued and unpaid interest thereon to the date of redemption. See “Description of Notes—Optional Redemption.”

Sinking Fund	None.

Use of Proceeds

We intend to use the net proceeds from the sale of the notes to repay $1.15 billion of indebtedness outstanding under the interim credit facility, which borrowings were used to pay a portion of the purchase price for the acquisition of RARE.

Denominations and Form

We will issue the notes of each series in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company (DTC). The notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

No Listing	We do not intend to apply for the listing of the notes on any securities exchange or for the quotation of the notes in any dealer quotation system.

Risk Factors

An investment in the notes involves risks. You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-9, as well as other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in the notes.

Summary Historical Consolidated and Pro Forma Financial Information

The following table sets forth summary historical consolidated financial information of Darden for the periods presented. We derived the summary historical consolidated financial information presented below for each of the three fiscal years in the period ended May 27, 2007 from our audited consolidated financial statements and our 2007 Annual Report to Shareholders. We derived the summary historical consolidated financial information presented below for the quarters ended August 26, 2007 and August 27, 2006 from our unaudited consolidated financial statements which include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of results for the full year or any other interim period.

You should read the financial information presented below in conjunction with the respective audited and unaudited consolidated financial statements, the related notes and other financial information contained in our Annual Report on Form 10-K for the year ended May 27, 2007 and our Quarterly Report on Form 10-Q for the quarter ended August 26, 2007, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See the section entitled “Where You Can Find More Information About Darden” in the accompanying prospectus.

The table also includes summary pro forma combined financial information. The pro forma amounts are based on the historical consolidated financial statements and the related notes of Darden and RARE and have been prepared to give effect to the acquisition of RARE as if it had occurred at August 26, 2007 for balance sheet data and at the beginning of the fiscal year ended May 27, 2007 for income statement data. The pro forma financial information does not purport to represent what our financial position or results of operations would actually have been if the acquisition of RARE had occurred as of the dates indicated or what such results will be for future periods. You should read the summary pro forma combined financial information with the unaudited pro forma combined condensed financial information and accompanying disclosures, which have been included in our Current Report on Form 8-K/A filed with the SEC on October 9, 2007 and are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Fiscal Year Ended			Quarter Ended		Pro Forma
	May 27, 2007	May 28, 2006	May 29, 2005	August 26, 2007	August 27, 2006	Fiscal Year Ended May 27, 2007	Quarter Ended August 26, 2007
	(In millions, except per share data and ratios)
Income Statement Data(1)
Sales	$5,567.1	$5,353.6	$4,977.6	$1,467.5	$1,359.6	$6,559.8	$1,736.6

Costs and expenses
Cost of sales:
Food and beverage	1,616.1	1,570.0	1,490.3	423.8	385.9	1,980.6	522.8
Restaurant labor	1,808.2	1,722.1	1,594.2	471.6	435.7	2,048.3	537.5
Restaurant expenses	834.5	806.4	742.8	216.9	204.7	1,012.8	265.9

Total cost of sales, excluding restaurant depreciation and amortization(2)	$4,258.8	$4,098.5	$3,827.3	$1,112.3	$1,026.3	$5,041.7	$1,326.2
Selling, general and administrative	534.6	504.8	467.3	143.0	133.7	626.1	166.4
Depreciation and amortization	200.4	197.0	194.7	50.6	49.9	243.4	62.6
Interest, net	40.1	43.9	44.7	9.7	10.3	127.6	31.9
Asset impairment, net	2.4	1.3	2.0	—	—	7.3	—

Total costs and expenses	$5,036.3	$4,845.5	$4,536.0	$1,315.6	$1,220.2	$6,046.1	$1,587.1

Earnings before income taxes	530.8	508.1	441.6	151.9	139.4	513.7	149.5
Income taxes	(153.7)	(156.3)	(141.7)	(45.3)	(46.1)	(143.0)	(43.4)

Earnings from continuing operations	377.1	351.8	299.9	106.6	93.3	370.7	106.1
Losses from discontinued operations, net of tax benefit of $112.9, $12.1, $8.3, $0.5, $4.1, respectively	(175.7)	(13.6)	(9.3)	(0.7)	(4.8)	—	—

Net earnings	$201.4	$338.2	$290.6	$105.9	$88.5	$—	$—

Basic net earnings per share:
Earnings from continuing operations	$2.63	$2.35	$1.91	$0.76	$0.64	$2.58	$0.75
Losses from discontinued operations	$(1.23)	$(0.09)	$(0.06)	$(0.01)	$(0.03)	—	—

Net earnings	$1.40	$2.26	$1.85	$0.75	$0.61	—	—

Diluted net earnings per share:
Earnings from continuing operations	$2.53	$2.24	$1.84	$0.73	$0.62	$2.48	$0.72
Losses from discontinued operations	$(1.18)	$(0.08)	$(0.06)	$(0.01)	$(0.03)	—	—

Net earnings	$1.35	$2.16	$1.78	$0.72	$0.59	—	—

Balance Sheet Data
Total assets	$2,880.8	$3,010.2	$2,937.8	$2,931.8	$3,060.2	—	$4,714.3
Land, buildings and equipment, net	2,184.4	2,446.0	2,351.5	2,221.3	2,449.3	—	2,791.2
Goodwill and other intangibles	—	—	—	—	—	—	1,072.3
Working capital (deficit)	(529.0)	(648.5)	(637.3)	(442.5)	(610.2)	—	—
Long-term debt, less current portion	491.6	494.7	350.3	491.0	493.9	—	1,641.0
Stockholders’ equity	1,094.5	1,229.8	1,273.0	1,190.1	1,264.6	—	1,236.1
Stockholders’ equity per outstanding shares	7.74	8.37	8.25	8.39	8.69	—	—

Other Data
Cash flow from operations(1)	$569.8	$699.1	$550.0	$161.1	$107.6	—	—
Capital expenditures(1)	345.2	273.5	210.4	86.7	92.4	—	—
Dividends paid	65.7	59.2	12.5	25.4	—	—	—
Dividends paid per share	0.46	0.40	0.08	0.18	—	—	—
Advertising expense(1)	230.0	223.0	206.5	62.5	60.8	—	—
Number of employees	156,500	157,300	150,100	156,800	155,900	—	—
Number of restaurants	1,397	1,427	1,381	1,404	1,431	—	—
Ratio of consolidated earnings to fixed charges(3)	8.58	7.91	7.21	9.6	9.0	—	—

(1)	Consistent with our consolidated financial statements, this information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants that were closed in fiscal 2007 have been excluded.
(2)	Total cost of sales, excluding restaurant depreciation and amortization of $186.4, $181.1, $180.2, $47.5, $45.7, $223.7 and $58.2, respectively.
(3)	Earnings represent consolidated earnings from continuing operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges represent interest costs, whether expensed or capitalized, including interest recognized in connection with our unrecognized tax benefits, and the percent of minimum restaurant and equipment lease payments deemed to represent the interest factor.

RISK FACTORS

An investment in the notes involves risks. Before deciding whether to purchase the notes, you should consider the risks discussed below and in our filings with the SEC that we have incorporated by reference in this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations.

Any of the risks discussed below or in our SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, and other risks we have not anticipated or discussed, could have a material impact on our business, financial condition or results of operations. In that case, our ability to pay interest on the notes when due or to repay the notes at maturity could be adversely affected, and the trading price of the notes could decline substantially.

Risks Related to Our Business

We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

The casual dining sector of the restaurant industry is intensely competitive with respect to pricing, service, location, personnel and type and quality of food, and there are many well-established competitors. We compete within each market with national and regional restaurant chains and locally-owned restaurants. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly in the supermarket industry which offers “convenient meals” in the form of improved entrées and side dishes from the deli section. We compete primarily on the quality, variety and value perception of menu items. The number and location of restaurants, type of concept, quality and efficiency of service, attractiveness of facilities and effectiveness of advertising and marketing programs are also important factors. We anticipate that intense competition will continue with respect to all of these factors. If we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.

Certain economic and business factors specific to the restaurant industry and certain general economic factors including energy prices and interest rates that are largely out of our control may adversely affect our results of operations.

Our business results depend on a number of industry-specific and general economic factors, many of which are beyond our control. The casual dining sector of the restaurant industry is affected by changes in national, regional and local economic conditions, seasonal fluctuation of sales volumes, consumer spending patterns and consumer preferences, including changes in consumer tastes and dietary habits, the level of consumer acceptance of our restaurant concepts and health concerns. For example, health concerns relating to the consumption of beef or to specific events such as the outbreak of “mad cow disease” may adversely impact sales at the LongHorn Steakhouse and The Capital Grille restaurants, which we acquired as part of the acquisition of RARE and that offer beef as a primary menu item. In addition, public concern over “avian flu” may cause fear about the consumption of chicken, eggs and other products derived from poultry. The inability to serve beef or poultry-based products would restrict our ability to provide a variety of menu items to our guests. If we change a restaurant concept or menu in response to such concerns, we may lose customers who do not prefer the new concept or menu, and we may not be able to attract a sufficient new customer base to produce the revenue needed to make the restaurant profitable. We also may have different or additional competitors for our intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. The performance of individual restaurants may also be adversely affected by factors such as demographic trends, severe weather including hurricanes, traffic patterns and the type, number and location of competing restaurants.

General economic conditions may also adversely affect our results of operations. Recessionary economic cycles, a protracted economic slowdown, a worsening economy, increased energy prices, rising interest rates or other industry-wide cost pressures could affect consumer behavior and spending for restaurant dining occasions and lead to a decline in sales and earnings. When gasoline, natural gas, electricity and other energy costs increase, and credit card, home mortgage and other borrowing costs increase with rising interest rates, our guests may have lower disposable income and reduce the frequency with which they dine out, or may choose more inexpensive restaurants when eating outside the home. Furthermore, we cannot predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state or group located in a foreign state or heightened security requirements on the economy or consumer confidence in the United States. Any of these events could also affect consumer spending patterns or result in increased costs for us due to security measures.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could increase our costs, reduce traffic in some or all of our restaurants or impose practical limits on pricing, any of which could lower our profit margins and have a material adverse affect on our financial condition and results of operations.

The price and availability of food, ingredients and utilities used by our restaurants could adversely affect our revenues and results of operations.

Our results of operations depend significantly on our ability to anticipate and react to changes in the price and availability of food, ingredients, utilities and other related costs over which we may have little control. Operating margins for our restaurants are subject to changes in the price and availability of food commodities, including shrimp, lobster, crab and other seafood, as well as beef, pork, chicken, cheese and produce. The introduction of or changes to tariffs on imported shrimp or other food products could increase our costs and possibly impact the supply of those products. We are subject to the general risks of inflation. Our restaurants’ operating margins are also affected by fluctuations in the price of utilities such as electricity and natural gas, whether as a result of inflation or otherwise, on which the restaurants depend for their energy supply. Our inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our results of operations.

We may lose revenue or incur increased costs if our restaurants do not receive frequent deliveries of food and other supplies.

Possible shortages or interruptions in the supply of food items and other supplies to our restaurants caused by inclement weather or other conditions beyond our control could adversely affect the availability, quality and cost of the items we buy and the operations of our restaurants. In addition, RARE has a contract with a single distributor for the distribution of most meat, food and other supplies for its LongHorn Steakhouse and The Capital Grille restaurants. As a result of our acquisition of RARE, we are dependent on this single distributor for distributions to these restaurants. If this distributor does not perform adequately or otherwise fails to distribute product or supplies to these restaurants, our inability to replace this distributor in a short time frame on acceptable terms could increase our costs or could cause shortages of food and other items at these restaurants which may cause us to remove certain items from a restaurant’s menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant’s menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage or thereafter as a result of our customers changing their dining habits.

We may be subject to increased labor and insurance costs.

Our restaurant operations are subject to federal and state laws governing such matters as minimum wages, working conditions, overtime and tip credits. As federal and state minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. Labor shortages and increased employee turnover could also increase our labor costs. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline. In addition, the current premiums that we pay for our insurance (including workers’ compensation, general liability, property, health, and directors’ and officers’ liability) may increase at any time, thereby further increasing our costs. The dollar amount of claims that we actually experience under our workers’ compensation and general liability insurance, for which we carry high per-claim deductibles, may also increase at any time, thereby further increasing our costs. Further, the decreased availability of property and liability insurance has the potential to negatively impact the cost of premiums and the magnitude of uninsured losses.

Increased advertising and marketing costs could adversely affect our results of operations.

If our competitors increase their spending on advertising and promotions, if our advertising, media or marketing expenses increase, or if our advertising and promotions become less effective than that of our competitors, we could experience a material adverse effect on our results of operations.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating and remodeling of existing restaurants, which may adversely affect our results of operations.

Our revenues and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocating and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and other expenses when we close, relocate or remodel existing restaurants. The expenses of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, consumers, suppliers, shareholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our services, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations.

Unfavorable publicity could harm our business.

Multi-unit restaurant businesses such as ours can be adversely affected by publicity resulting from complaints or litigation alleging poor food quality, food-borne illness, personal injury, adverse health effects (including obesity) or other concerns. Negative publicity may also result from actual or alleged violations by our restaurants of “dram shop” laws which generally provide an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or to a third party. Regardless of whether the allegations or complaints are valid, unfavorable publicity relating to a limited number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand. Adverse publicity and its effect on overall consumer perceptions of food safety could have a material adverse effect on our business.

A lack of availability of suitable locations for new restaurants or a decline in the quality of the locations of our current restaurants may adversely affect our revenues and results of operations.

The success of our restaurants depends in large part on their location. As demographic and economic patterns change, current locations may not continue to be attractive or profitable. Possible declines in neighborhoods where our restaurants are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced revenues in those locations. In addition, desirable locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation. The occurrence of one or more of these events could have a significant adverse effect on our revenues and results of operations.

We are subject to a number of risks relating to federal, state and local regulation of our business that may increase our costs and decrease our profit margins.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards and liquor licenses, federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, tip credits, working conditions, safety standards and immigration status), federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990. In addition, we are subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability.

Our growth through the opening of new restaurants and the development or acquisition of new dining concepts may not be successful and could result in poor financial performance.

As part of our business strategy, we intend to continue to expand our current portfolio of restaurant concepts and to develop or acquire additional concepts that can be expanded profitably. This strategy involves numerous risks, and we may not be able to achieve our growth objectives. We may not be able to open all of our planned new restaurants, and the new restaurants that we open may not be profitable or as profitable as our existing restaurants. New restaurants typically experience an adjustment period before sales levels and operating margins normalize, and even sales at successful newly-opened restaurants generally do not make a significant contribution to profitability in their initial months of operation. The opening of new restaurants can also have an adverse effect on sales levels at existing restaurants. Furthermore, we may not be able to develop or acquire additional concepts that are as profitable as our existing restaurants. Growth through acquisitions may involve additional risks. For example, we may pay too much for a concept relative to the actual economic return, be required to borrow funds to make our acquisition (which would increase our interest expense) or be unable to integrate an acquired concept into our operations.

The ability to open and profitably operate restaurants is subject to various risks, such as the identification and availability of suitable and economically viable locations, the negotiation of acceptable lease or purchase terms for new locations, the need to obtain all required governmental permits (including zoning approvals and liquor licenses) on a timely basis, the need to comply with other regulatory requirements, the availability of necessary contractors and subcontractors, the ability to meet construction schedules and budgets, the ability to manage union activities such as picketing or hand billing which could delay construction, increases in labor and building material costs, the availability of financing at acceptable rates and terms, changes in weather or other acts of God that could result in construction delays and adversely affect the results of one or more restaurants for an indeterminate amount of time, our ability to hire and train qualified management personnel and general economic and business conditions. At each potential location, we compete with other restaurants and retail businesses for desirable development sites, construction contractors, management personnel, hourly employees and other resources. If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated revenues and earnings in future periods.

Our plans to expand our newer concepts Bahama Breeze and Seasons 52 that have not yet proven their long-term viability may not be successful, which could require us to make substantial further investments in those concepts and result in further losses and impairments.

While each of our restaurant concepts, as well as each of our individual restaurants, are subject to the risks and uncertainties described above, there is an enhanced level of risk and uncertainty related to the operation and expansion of our newer concepts such as Bahama Breeze and Seasons 52. These concepts have not yet proven their long-term viability or growth potential. We have made substantial investments in the development and expansion of each of these concepts, and further investment is required. While we have implemented a number of changes to operations at Bahama Breeze, and believe we have improved the guest experience and unit economics sufficiently to restart modest unit growth in fiscal 2009, there can be no assurance that these changes will continue to be successful or that new unit growth will occur. Seasons 52 also is in the very early stages of its development and will require additional resources to support further growth. In each case, these brands will continue to be subject to the risks and uncertainties that accompany any emerging restaurant concept.

Our efforts to sell our Smokey Bones restaurants may not be successful, or the restaurants may be sold for less than is expected, which could result in further losses and impairments.

On May 5, 2007, we closed 54 Smokey Bones and two Rocky River Grillhouse restaurants, indicated our intention to operate the remaining 73 Smokey Bones while seeking a buyer, and incurred non-cash impairment charges relating to these actions. We will attempt to sell the closed Smokey Bones restaurants that are owned and not leased, but there can be no assurance that these efforts will be successful. We intend to offer the remaining operating Smokey Bones restaurants and related assets for sale, but there can be no assurances that we will identify an acceptable buyer or negotiate acceptable terms of sale. If our operating Smokey Bones restaurants are not sold, we may continue to operate or close them, either of which could result in further losses and impairment charges. Even if our Smokey Bones restaurants, whether operating or closed, are sold, the purchase price could be lower than expected, also resulting in further losses and impairments.

Failure to combine and integrate the business of RARE into our operations in a successful and timely manner could adversely affect our business.

On October 1, 2007, we acquired all of the issued and outstanding shares of common stock of RARE, which owns, operates and franchises 323 restaurants, including 292 LongHorn Steakhouse restaurants and 29 The Capital Grille restaurants in the United States. Our integration of RARE’s business into our operations will be a complex and time-consuming process which will require significant efforts and expenses. Before the acquisition, the two companies operated independently, each with its own business, customers, employees, culture and systems. We may experience material unanticipated difficulties or expenses in connection with the integration of the business of RARE. The difficulties of combining the business of RARE with our operations may include, among others:

•	retaining and integrating management and other key employees;

•	coordinating marketing functions;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, logistics, marketing and administration methods;

•	consolidating corporate and administrative infrastructures;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	failure to manage successfully and coordinate the growth of the combined company.

Many of these factors are outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations.

Even if we are able to successfully integrate the business of RARE into our operations, we may not realize the anticipated benefits of the RARE acquisition.

Even if we are able to successfully integrate the business of RARE into our operations, there can be no assurance that the acquisition will result in the realization of the anticipated benefits. We acquired RARE with the expectation that the acquisition would result in various benefits for the combined company including, among others, business and growth opportunities and significant synergies from increased efficiency and effectiveness in purchasing, distribution and other restaurant and corporate support. However, we may not be able to realize the synergies, business opportunities and growth prospects anticipated in connection with the acquisition. We may experience increased competition that limits our ability to expand our business, we may not be able to capitalize on expected business opportunities or general industry and business conditions may deteriorate. Achieving the anticipated benefits of the acquisition is subject to a number of uncertainties and other factors. If these factors limit our ability to achieve the anticipated benefits of the acquisition, our expectations of future results of operations, including the synergies expected to result from the acquisition, may not be met. If such difficulties are encountered or if such synergies, business opportunities and growth prospects are not realized, our business, financial condition and results of operations could be adversely affected.

Risks Related to the Notes

Our indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the notes.

As of August 26, 2007, on a pro forma basis after giving effect to (1) our acquisition of RARE (including the borrowings under the interim credit facility and the revolving credit facility used to pay the purchase price, anticipated payments to the holders of RARE’s 2.5% convertible notes and payments of other fees and expenses) and (2) this offering and the application of the net proceeds as described under “Use of Proceeds” in this prospectus supplement, we would have had approximately $2.0 billion of total unsecured debt (including the notes), including approximately $1.6 billion of outstanding long-term debt and approximately $400 million of outstanding short-term debt.

Our level of indebtedness could have important consequences to holders of the notes. For example, it may:

•	limit our ability to satisfy our obligations with respect to the notes;

•

require a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•

limit our ability to obtain additional financing to fund working capital, capital expenditures, additional acquisitions or general corporate requirements, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and

•	limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

There are various financial covenants and other restrictions in our debt instruments. If we fail to comply with any of these requirements, the related indebtedness (and other unrelated indebtedness) could become due and payable prior to its stated maturity. A default under our debt instruments may also significantly affect our ability to obtain additional or alternative financing.

Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

The notes are effectively subordinated to the obligations of our subsidiaries.

Our operations are conducted through our subsidiaries. Although the notes are unsubordinated obligations, they will be effectively subordinated to all liabilities of our subsidiaries, to the extent of their assets. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under our indebtedness, including the notes, or to make any funds available to us, whether by paying dividends or otherwise, so that we can do so.

The indenture does not limit the amount of indebtedness that we may incur.

The indenture, which is described in the accompanying prospectus under the section entitled “Description of Debt Securities,” does not limit the amount of indebtedness that we may incur. Other than as described under “Description of Notes—Change of Control” in this prospectus supplement and in the accompanying prospectus under the section entitled “Description of Debt Securities—Some Restrictive Covenants,” the indenture does not contain any financial covenants or provisions that would afford the holders of the notes protection in the event we participate in a highly leveraged transaction.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are new issues of securities for which there currently is no established trading market. We do not intend to list the notes of any series on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market-making at any time. No assurance can be given:

•	that a market for any series of notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, unless we have exercised our right to redeem the notes, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. If we experience a Change of Control Triggering Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to purchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of Notes—Change of Control.”

Downgrades or other changes in our credit ratings that may occur as a result of the RARE acquisition or other events could affect our financial results and reduce the market value of the notes.

We expect that our debt securities will be rated “investment grade” by one or more nationally recognized statistical rating organizations. A rating is not a recommendation to purchase, hold or sell our debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. The rating organization may lower our rating or decide not to rate our securities in its sole discretion. The rating of our debt securities will be based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due on our debt securities and the ultimate payment of principal of our debt securities on the final maturity date. Any ratings downgrade could increase our cost of borrowing or require certain actions to be performed to rectify such a situation. The reduction, suspension or withdrawal of the ratings of our debt securities will not, in and of itself, constitute an event of default under the indenture.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             billion, after deducting the underwriting discounts and our estimated offering expenses. We intend to use the net proceeds from the sale of the notes to repay $1.15 billion of indebtedness outstanding under the interim credit facility, which borrowings were used to pay a portion of the purchase price for the acquisition of RARE. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and the sole lender under the interim credit facility, and Banc of America Securities LLC is the sole lead arranger and sole book manager under the interim credit facility. Since more than 10% of the net proceeds from this offering, not including underwriting compensation, will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (NASD) who are participating in this offering, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). The interim credit facility matures on September 18, 2008. At October 9, 2007, borrowings under the interim credit facility bore interest at LIBOR plus 0.32%.

CAPITALIZATION

The following table sets forth:

•	our consolidated capitalization (including short-term debt) as of August 26, 2007;

•	our pro forma capitalization as of August 26, 2007 to give effect to the acquisition of RARE as if it had occurred on August 26, 2007; and

•

our pro forma as adjusted capitalization as of August 26, 2007, as adjusted to give effect to the acquisition of RARE, the offering of the notes and the repayment of amounts borrowed under the interim credit facility with the net proceeds of the notes as described under “Use of Proceeds.”

You should read this table in conjunction with our consolidated financial statements and related notes, as well as our Current Report on Form 8-K/A filed with the SEC on October 9, 2007, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of August 26, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(In millions)
Short-term debt:
Commercial paper	$79.5	$—		$—
Credit agreement	100.0	—		—
Interim credit facility	—	1,150.0		—
Revolving credit facility	—	377.4		377.4

Total short-term debt	179.5	1,527.4		377.4

Long-term debt:
4.875% senior notes due 2010	150.0	150.0		150.0
7.450% medium-term notes due 2011	75.0	75.0		75.0
7.125% debentures due 2016	100.0	100.0		100.0
6.000% senior notes due 2035	150.0	150.0		150.0
ESOP loan with variable rate of interest (5.936% at August 26, 2007) due 2018	18.5	18.5		18.5
Notes offered hereby	—	—		1,150.0

Total long-term debt	493.5	493.5		1,643.5
Less issuance discount	(2.5)	(2.5)

Total long-term debt less issuance discount	491.0	491.0

Stockholders’ equity:
Common stock and surplus, no par value. Authorized 500.0 shares; issued 278.1 shares; outstanding 141.8 shares	1,926.7	1,972.7		1,972.7
Preferred stock, no par value. Authorized 25.0 shares; none issued and outstanding	—	—		—
Retained earnings	1,900.2	1,900.2		1,900.2
Treasury stock, 136.3 shares, at cost	(2,583.2)	(2,583.2)		(2,583.2)
Accumulated other comprehensive income (loss)	(33.5)	(33.5)		(33.5)
Unearned compensation	(19.9)	(19.9)		(19.9)
Officer notes receivable	(0.2)	(0.2)		(0.2)

Total stockholders’ equity	1,190.1	1,236.1		1,236.1

Total capitalization	$1,860.6	$3,254.5	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION—DARDEN

The following table sets forth selected historical consolidated financial information of Darden for the periods presented. We derived the selected historical consolidated financial information presented below for each of the three fiscal years in the period ended May 27, 2007 from our audited consolidated financial statements and our 2007 Annual Report to Shareholders. We derived the selected historical consolidated financial information presented below for the quarters ended August 26, 2007 and August 27, 2006 from our unaudited consolidated financial statements which include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of results for the full year or any other interim period.

You should read the selected historical consolidated financial information presented below in conjunction with Darden’s audited and unaudited consolidated financial statements, the related notes and other financial information contained in our Annual Report on Form 10-K for the year ended May 27, 2007 and our Quarterly Report on Form 10-Q for the quarter ended August 26, 2007, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. See the section entitled “Where You Can Find More Information About Darden” in the accompanying prospectus.

	Fiscal Year Ended			Quarter Ended
	May 27, 2007	May 28, 2006	May 29, 2005	August 26, 2007	August 27, 2006
	(In millions, except per share data and ratios)
Income Statement Data(1)
Sales	$5,567.1	$5,353.6	$4,977.6	$1,467.5	$1,359.6

Costs and expenses
Cost of sales:
Food and beverage	1,616.1	1,570.0	1,490.3	423.8	385.9
Restaurant labor	1,808.2	1,722.1	1,594.2	471.6	435.7
Restaurant expenses	834.5	806.4	742.8	216.9	204.7

Total cost of sales, excluding restaurant depreciation and amortization(2)	$4,258.8	$4,098.5	$3,827.3	$1,112.3	$1,026.3
Selling, general and administrative	534.6	504.8	467.3	143.0	133.7
Depreciation and amortization	200.4	197.0	194.7	50.6	49.9
Interest, net	40.1	43.9	44.7	9.7	10.3
Asset impairment, net	2.4	1.3	2.0	—	—

Total costs and expenses	$5,036.3	$4,845.5	$4,536.0	$1,315.6	$1,220.2

Earnings before income taxes	530.8	508.1	441.6	151.9	139.4
Income taxes	(153.7)	(156.3)	(141.7)	(45.3)	(46.1)

Earnings from continuing operations	$377.1	$351.8	$299.9	$106.6	$93.3
Losses from discontinued operations, net of tax benefit of $112.9, $12.1, $8.3, $0.5 and $4.1, respectively	(175.7)	(13.6)	(9.3)	(0.7)	(4.8)

Net earnings	$201.4	$338.2	$290.6	$105.9	$88.5

Basic net earnings per share:
Earnings from continuing operations	$2.63	$2.35	$1.91	$0.76	$0.64
Losses from discontinued operations	$(1.23)	$(0.09)	$(0.06)	$(0.01)	$(0.03)

Net earnings	$1.40	$2.26	$1.85	$0.75	$0.61

Diluted net earnings per share:
Earnings from continuing operations	$2.53	$2.24	$1.84	$0.73	$0.62
Losses from discontinued operations	$(1.18)	$(0.08)	$(0.06)	$(0.01)	$(0.03)

Net earnings	$1.35	$2.16	$1.78	$0.72	$0.59

Average number of common shares outstanding:
Basic	143.4	149.7	156.7	140.8	144.9
Diluted	148.8	156.9	163.4	146.2	150.3

	Fiscal Year Ended			Quarter Ended
	May 27, 2007	May 28, 2006	May 29, 2005	August 26, 2007	August 27, 2006
	(In millions, except per share data and ratios)

Balance Sheet Data
Total assets	$2,880.8	$3,010.2	$2,937.8	$2,931.8	$3,060.2
Land, buildings and equipment, net	2,184.4	2,446.0	2,351.5	2,221.3	2,449.3
Working capital (deficit)	(529.0)	(648.5)	(637.3)	(442.5)	(610.2)
Long-term debt, less current portion	491.6	494.7	350.3	491.0	493.9
Stockholders’ equity	1,094.5	1,229.8	1,273.0	1,190.1	1,264.6
Stockholders’ equity per outstanding shares	7.74	8.37	8.25	8.39	8.69

Other Data
Cash flow from operations(1)	$569.8	$699.1	$550.0	$161.1	$107.6
Capital expenditures(1)	345.2	273.5	210.4	86.7	92.4
Dividends paid	65.7	59.2	12.5	25.4	—
Dividends paid per share	0.46	0.40	0.08	0.18	—
Advertising expense(1)	230.0	223.0	206.5	62.5	60.8
Stock price:
High	45.88	42.75	33.11	47.08	39.40
Low	33.29	28.80	19.30	38.93	33.29
Close	$45.32	$36.51	$32.80	$42.33	$34.65
Number of employees	156,500	157,300	150,100	156,800	155,900
Number of restaurants	1,397	1,427	1,381	1,404	1,431
Ratio of consolidated earnings to fixed charges(3)	8.58	7.91	7.21	9.6	9.0

(1)	Consistent with our consolidated financial statements, this information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants that were closed in fiscal 2007 have been excluded.
(2)	Total cost of sales, excluding restaurant depreciation and amortization of $186.4, $181.1, $180.2, $47.5 and $45.7, respectively.
(3)	Earnings represent consolidated earnings from continuing operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges represent interest costs, whether expensed or capitalized, including interest recognized in connection with our unrecognized tax benefits, and the percent of minimum restaurant and equipment lease payments deemed to represent the interest factor.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION—RARE

The following table sets forth selected historical consolidated financial information of RARE for the periods presented. We have derived the selected historical consolidated financial information presented below for each of the three fiscal years in the period ended December 31, 2006 from RARE’s audited consolidated financial statements. We have derived the selected historical consolidated financial information presented below for the six months ended July 1, 2007 and July 2, 2006 from RARE’s unaudited consolidated financial statements which include, in the opinion of RARE’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly RARE’s results of operations and financial position for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of results for the full year or any other interim period.

You should read the selected historical consolidated financial information presented below in conjunction with RARE’s audited and unaudited consolidated financial statements and related notes which have been included in our Current Report on Form 8-K/A filed with the SEC on October 9, 2007, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See the section entitled “Where You Can Find More Information About Darden” in the accompanying prospectus.

	Fiscal Year Ended			Six Months Ended
	December 31, 2006	December 25, 2005	December 26, 2004	July 1, 2007	July 2, 2006
	(In thousands, except per share data)
Income Statement Data
Revenues:
Restaurant sales	$986,355	$838,830	$717,069	$536,554	$498,711
Franchise revenues	559	436	403	254	275

Total revenues:	$986,914	$839,266	$717,472	$536,808	$498,986

Costs and expenses
Cost of restaurant sales	361,949	307,741	264,307	197,025	181,592
Operating expenses—restaurants	433,407	364,566	306,591	237,680	215,858
Provision for asset impairments, restaurant closings, and other charges	4,949	557	922	—	—
Depreciation and amortization—restaurants	36,424	31,244	26,703	20,789	17,747
Pre-opening expense	8,877	7,483	7,190	5,251	4,542
General and administrative expenses	64,640	48,064	41,582	32,270	33,233

Total costs and expenses	$910,246	$759,655	$647,295	$493,015	$452,972

Operating income	76,668	79,611	70,177	43,793	46,014
Interest expense, net	2,620	1,921	1,328	3,322	1,095
Minority interest	109	215	300	114	125

Earnings from continuing operations before income taxes	73,939	77,475	68,549	40,357	44,794
Income tax expense	23,943	25,098	22,760	13,267	14,801

Income from continuing operations	49,996	52,377	45,789	27,090	29,993
Income (loss) from discontinued operations	(10,625)	(798)	1,200	(3,088)	636

Net earnings	$39,371	$51,579	$46,989	$24,002	$30,629

Basic earnings per common share:
Continuing operations	$1.50	$1.55	$1.35	$0.90	$0.89
Discontinued operations	$(0.32)	$(0.02)	$0.04	$(0.10)	$0.02

Net earnings	$1.18	$1.53	$1.39	$0.80	$0.91

Diluted earnings per common share:
Continuing operations	$1.45	$1.50	$1.29	$0.87	$0.87
Discontinued operations	$(0.31)	$(0.02)	$0.03	$(0.10)	$0.02

Net earnings	$1.14	$1.48	$1.33	$0.77	$0.89

Weighted average common shares outstanding (basic)	33,394	33,764	33,811	30,171	33,571
Weighted average common shares outstanding (diluted)	34,389	34,817	35,374	31,082	34,543
Balance Sheet Data
Cash, cash equivalents, and short-term investments	$37,379	$18,310	$54,382	$37,154	$15,351
Assets of discontinued operations	31,939	47,179	42,938	—	—
Total assets	695,212	600,925	561,979	714,984	627,485
Convertible senior notes	125,000	—	—	125,000	—
Obligations under capital leases, net of current installments	41,290	38,991	37,136	54,496	40,403
Minority interest	1,044	1,193	1,309	1,047	1,141
Total shareholders’ equity	359,648	424,294	399,086	386,685	467,695

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following table sets forth selected unaudited pro forma combined condensed financial information of Darden and RARE for the fiscal year ended May 27, 2007 and the quarter ended August 26, 2007. The pro forma amounts in the table below are based on the historical consolidated financial statements and the related notes of Darden and RARE and have been prepared to give effect to the acquisition of RARE as if it had occurred at August 26, 2007 for balance sheet information and at the beginning of the fiscal year ended May 27, 2007 for income statement information.

For the purpose of preparing the unaudited pro forma combined condensed financial information, Darden used its latest filed financial statements for the fiscal year ended May 27, 2007 from its Annual Report on Form 10-K and the three months ended August 26, 2007 from its Quarterly Report on Form 10-Q. Because of the difference in the respective fiscal year ends of Darden and RARE, for the purpose of preparing the unaudited pro forma combined condensed financial information, Darden combined RARE’s nine-month period ended December 31, 2006 with RARE’s three-month period ended April 1, 2007. This twelve-month period was combined with Darden’s fiscal year ended May 27, 2007. In addition, Darden combined RARE’s three-month period ended July 1, 2007 with Darden’s three-month period ended August 26, 2007.

The selected unaudited pro forma combined condensed financial information in the table below should be read in conjunction with the historical financial information and accompanying disclosures of Darden and RARE and the unaudited pro forma combined condensed financial statements and accompanying disclosures, which have been included in our Current Report on Form 8-K/A filed with the SEC on October 9, 2007 and are incorporated by reference in this prospectus supplement and the accompanying prospectus. RARE’s historical financial statements and related notes also have been included in our Current Report on Form 8-K/A filed with the SEC on October 9, 2007 and are incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited pro forma combined condensed financial information is for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been had the acquisition of RARE occurred on those dates or to project our financial position or results of operations for any future period.

	Fiscal Year Ended May 27, 2007	Quarter Ended August 26, 2007
	(In millions, except per share data)
Income Statement Data(1)
Sales	$6,559.8	$1,736.6

Total cost of sales, excluding restaurant depreciation and amortization(2)	5,041.7	1,326.2
Selling, general and administrative	626.1	166.4
Depreciation and amortization	243.4	62.6
Interest, net	127.6	31.9
Asset impairment, net	7.3	—

Total costs and expenses	$6,046.1	$1,587.1

Earnings before income taxes	513.7	149.5
Income taxes	(143.0)	(43.4)

Earnings from continuing operations	$370.7	$106.1

Net earnings per share from continuing operations:
Basic	$2.58	$0.75
Diluted	$2.48	$0.72

Balance Sheet Data
Total assets	—	$4,714.3
Land, buildings and equipment, net	—	2,791.2
Goodwill and other intangibles	—	1,072.3
Long-term debt, less current portion	—	1,641.0
Total stockholders’ equity	—	1,236.1

(1)	Consistent with our consolidated financial statements, this information has been presented on a continuing operations basis. Accordingly, the activities related to Smokey Bones, Rocky River Grillhouse and the nine Bahama Breeze restaurants that were closed in fiscal 2007 have been excluded.
(2)	Total cost of sales, excluding restaurant depreciation and amortization of $223.7 and $58.2, respectively.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes we are offering supplements and, to the extent inconsistent, supersedes the description of the general terms of the debt securities set forth under the section entitled “Description of Debt Securities” in the accompanying prospectus. You should read the accompanying prospectus in conjunction with this prospectus supplement. Because this is a summary, it does not contain all the information that may be important to you. You should also read the entire indenture, including the definitions of some terms, before you make any investment decision.

General

The notes will be issued under the indenture dated as of January 1, 1996 between us and Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association), as trustee. The 2012 notes, the 2014 notes and the 2017 notes are each a separate series of debt securities under the indenture. The 2012 notes will be issued in an initial aggregate principal amount of $             million and will mature on                     , 2012. The 2014 notes will be issued in an initial aggregate principal amount of $             million and will mature on                     , 2014. The 2017 notes will be issued in an initial aggregate principal amount of $             million and will mature on                     , 2017.

The notes will bear interest at the rate of             % per year in the case of the 2012 notes,             % per year in the case of the 2014 notes and             % per year in the case of the 2017 notes, in each case from                     , 2007, or from the most recent date to which interest has been paid or provided for, payable semiannually in arrears on                     and                     of each year, commencing on                     , 2008, to the persons in whose names the notes are registered at the close of business on the next preceding              or             , respectively.

The notes will be our general unsecured obligations and will rank equally with all of our other current and future unsecured and unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes are not guaranteed by any of our subsidiaries. The notes will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure that debt) and to all indebtedness and other liabilities of our subsidiaries. As of August 26, 2007, on a pro forma basis after giving effect to (1) our acquisition of RARE (including the borrowings under the interim credit facility and the revolving credit facility used to pay the purchase price, anticipated payments to the holders of RARE’s 2.5% convertible notes and payments of other fees and expenses) and (2) this offering and the application of the net proceeds as described under “Use of Proceeds” in this prospectus supplement, we would have had approximately $2.0 billion of total unsecured debt (including the notes), none of which was debt of our subsidiaries, and no secured debt. Except as described under the section entitled “—Change of Control” below and the section entitled “Description of Debt Securities—Some Restrictive Covenants” in the accompanying prospectus, the indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

We will issue the notes only in book-entry form in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. See “—Book-Entry System” below.

The notes will not be listed on any securities exchange or included in any automated quotation system. The notes will not be entitled to the benefits of any sinking fund.

Interest Rate Adjustments

The interest rate payable on a series of notes will be subject to adjustment from time to time if any of Moody’s Investors Service, Inc. (Moody’s), Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (S&P), or Fitch Ratings (Fitch) downgrades (or subsequently upgrades) the debt rating assigned to such series of notes. If the rating on a series of notes from any one of Moody’s, S&P or Fitch is decreased to a rating set forth in the immediately following table, the per annum interest rate on such series of notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set forth opposite that rating:

Rating Agency			Percentage
Moody’s	S&P	Fitch
Ba1	BB+	BB+	0.25%
Ba2	BB	BB	0.50%
Ba3	BB-	BB-	0.75%
B1 or below	B1 or below	B1 or below	1.00%

If more than one of Moody’s, S&P or Fitch decreases its rating with respect to a series of notes to a rating set forth in the table above, the per annum interest rate on such series of notes will be increased such that the per annum interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentages applicable to the lowest two ratings levels of Moody’s, S&P or Fitch in effect immediately following the decrease.

If any of Moody’s, S&P or Fitch subsequently increases its rating with respect to a series of notes, the per annum interest rate on such series of notes will be decreased such that the per annum interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentages applicable to the lowest two ratings levels of Moody’s, S&P or Fitch in effect immediately following the increase.

In determining the increase or decrease, if any, in the per annum interest rate on a series of notes, the percentage applicable to the lowest two ratings levels of Moody’s, S&P and Fitch for that series of notes will be used. Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or Fitch, shall be made independent of any and all other adjustments. In no event shall (1) the per annum interest rate on a series of notes be reduced below the interest rate set forth on the cover page of this prospectus supplement and (2) the total increase in the per annum interest rate on a series of notes exceed 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

If any two of Moody’s, S&P or Fitch ceases to provide a rating of a series of notes, any subsequent reduction or increase in the rating by the agency continuing to provide the rating shall result in a per annum interest rate on such series equal to the interest rate set forth on the cover of this prospectus supplement plus twice the applicable percentage set forth in the table above.

No adjustments in the interest rate of the notes shall be made solely as a result of Moody’s, S&P or Fitch ceasing to provide a rating. If all of Moody’s, S&P and Fitch cease to provide a rating of a series of notes, the interest rate on such series of notes will increase to or remain at, as the case may be, 2.00% above the interest rate payable on such series of notes as set forth on the cover page of this prospectus supplement, until any of Moody’s, S&P or Fitch subsequently provides a rating of such series of notes. The interest rate following such subsequent rating of such series of notes shall be the interest rate set forth on the cover page of this prospectus supplement plus twice the applicable percentage set forth in the table above unless and until two of Moody’s, S&P or Fitch subsequently provide a rating of such series of notes.

The interest rates on a series of notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any or all three rating agencies) if such series of notes becomes rated A2/A/A or higher by any two of Moody’s, S&P and Fitch, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by both such rating agencies (or one of these ratings if only rated by one rating agency).

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If the interest rate adjusts more than once during the same interest period with respect to a series of notes, the interest rate for such interest period shall be determined based on the ratings in effect at the end of such interest period.

Optional Redemption

We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus              basis points in the case of the 2012 notes,          basis points in the case of the 2014 notes and              basis points in the case of the 2017 notes plus, in each case, accrued and unpaid interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by Darden.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee receives fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of (1) Banc of America Securities LLC or its affiliates which are primary U.S. Government securities dealers in The City of New York (a Primary Treasury Dealer), and their respective successors, and (2) three other Primary Treasury Dealers selected by us; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, Darden shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed and its registered address.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part (no note of a principal amount of $2,000 or less will be repurchased in part) of their notes pursuant to the offer described below (the Change of Control Offer). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase (the Change of Control Payment). Within 30 days following any Change of Control Triggering Event, or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the Change of Control Payment Date), pursuant to the procedures required by the notes and described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflict and compliance with laws.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The paying agent will promptly pay, from funds deposited by us for such purpose, to each holder of notes properly tendered the Change of Control Payment in respect of such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered.

We will not be required to make a Change of Control Offer if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets, taken as a whole with our subsidiaries. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, transfer, conveyance or other disposition of less than all of the properties or assets of us and our subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the foregoing discussion of a repurchase of the notes at the option of holders upon a Change of Control, the following definitions will be applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade below investment grade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our Voting Stock measured by voting power rather than number of shares; or (3) the first day on which a majority of the members of our Board of Directors are not Continuing Directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) pursuant to such transaction, we become a wholly owned subsidiary of a holding company that has agreed to be bound by the terms of the notes and (2)(A) the holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of the holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, members of our Board of Directors who (1) were members of such Board of Directors on the date of the issuance of the notes or (2) were nominated for election or elected to such Board of Directors with the approval of a majority of the continuing directors under clause (1) or (2) of this definition who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and equal to or higher than BBB- (or the equivalent) by S&P and Fitch (or, in each case, if such rating agency ceases to rate the notes of any series or fails to make a rating of the notes publicly available for reasons considered outside of our control, the equivalent investment grade credit rating from any rating agency selected by us as a replacement rating agency as set forth in the definition of “Rating Agencies” below).

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or any of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Covenants

The notes are subject to the restrictive covenants described under the section entitled “Description of Debt Securities—Some Restrictive Covenants” in the accompanying prospectus. These covenants apply to Darden and to certain of its subsidiaries but do not apply to Darden’s subsidiaries that are not corporations. As of August 26, 2007, and after giving effect to the acquisition of RARE, less than 9% of Darden’s consolidated total assets were held through partnerships and other non-corporate entities.

Consolidation, Merger and Sale of Assets

The notes are subject to some limitations on our ability to enter into some consolidations, mergers or transfers of substantially all of our assets as described under the section entitled “Description of Debt Securities—Consolidation, Merger and Sale of Assets” in the accompanying prospectus.

Events of Default

The notes are subject to the events of default described under the section entitled “Description of Debt Securities—Events of Default” in the accompanying prospectus.

Defeasance and Discharge Provisions

The notes are subject to defeasance and discharge of debt or to defeasance of some restrictive covenants as described under the section entitled “Description of Debt Securities—Defeasance” in the accompanying prospectus.

Modification and Waiver

The notes are subject to provisions allowing, under some conditions, the modification or amendment of the indenture or waiving our compliance with some provisions of the indenture, as described under the section entitled “Description of Debt Securities—Modification and Waiver” in the accompanying prospectus.

Book-Entry System

DTC. DTC will act as securities depositary for the notes. The notes will be represented by one or more registered global securities (referred to as the registered global security) registered in the name of Cede & Co. (the nominee of DTC), or such other name as may be requested by an authorized representative of DTC. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by DTC and its participants. Except in the limited circumstances described in the indenture, owners of beneficial interests in the registered global security representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture.

DTC has advised us and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (referred to as direct participants) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC, in turn, is owned by a number of direct participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (referred to as indirect participants). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for such notes on DTC’s records. The ownership interest of each actual purchaser of notes represented by the registered global security (referred to as the beneficial owner) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the registered global security representing notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus and in this prospectus supplement.

To facilitate subsequent transfers, the registered global security representing notes that are deposited by direct participants is registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the registered global security with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the registered global security representing the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct or indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (or any other DTC nominee) will consent or vote with respect to the registered global security representing the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy (referred to as an omnibus proxy) to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the registered global security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those direct and indirect participants and not of DTC, the trustee or Darden, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of Darden or the trustee, disbursement of those payments to direct participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of the direct and indirect participants. Neither Darden nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or the direct or indirect participants or for maintaining or reviewing any records of DTC or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (Clearstream Participants) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (Euroclear Participants) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the Euroclear Operator), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the Cooperative). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York; if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Same-Day Funds Settlement System and Payment

We will make all payments of principal and interest in immediately available funds.

Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences, and in the case of non-U.S. holders (as defined below), the material U.S. federal estate tax consequences, relating to the ownership and disposition of the notes.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the Code), applicable regulations, administrative rulings and judicial decisions currently in effect, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service (the IRS) or the courts so as to result in U.S. federal income and estate tax consequences different from those discussed below. This discussion deals only with a note held as a capital asset by a beneficial owner who purchased the note at its “issue price” (generally, the first price at which a substantial portion of the notes is issued to the public) pursuant to this offering.

This discussion does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This discussion also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the U.S. federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a U.S. person that has a functional currency other than the U.S. dollar;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes (and their beneficial owners);

•	a person subject to alternative minimum tax;

•	a person who owns the notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

•	a person who acquires the notes in connection with employment or other performance of services.

In addition, the following discussion does not address all possible tax consequences related to the acquisition, ownership and disposition of the notes. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences, or the consequences arising under any tax treaty. We have not sought, and do not intend to seek, a ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or the courts will agree with these statements and conclusions.

Investors considering acquiring notes should consult their tax advisors regarding the application of the United States federal tax laws to their particular situations as well as any consequences arising under the laws of any state, local or foreign taxing jurisdictions or under any applicable tax treaty.

U.S. Holders

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of notes and for U.S. federal income tax purposes are:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership, you should consult your tax advisor.

Payment of Interest

It is anticipated, and this discussion assumes, that the issue price of the notes will be equal to their stated principal amount. In such case, interest on a note will generally be taxable to you as ordinary income at the time it is received or accrued, in accordance with your usual method of accounting for tax purposes. If, however, the issue price of the notes is less than their stated principal amount and the difference is more than a de minimis amount (as set forth in the applicable Treasury regulations), you will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method.

Additional Payments

In certain circumstances, we may be obligated to pay you additional interest on the notes as described in “Description of the Notes—Interest Rate Adjustment.” In addition, upon the occurrence of a change of control triggering event, you will have the right to require us to repurchase all or any part of the notes, as described in “Description of the Notes—Change of Control,” at a price that may include an additional amount in excess of the principal amount of the notes. Because we believe the likelihood that we will make any such additional payments on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments and that the premium payable upon redemption will not affect the yield to maturity or the maturity date of the notes. Assuming this position is respected, you would be required to include in income such additional amounts at the time the payments are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, you would be required, among other things, to accrue interest income at a rate higher than the stated interest rate on the notes regardless of your method of tax accounting and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note. Our determination that the notes are not contingent payment debt instruments is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable U.S. Treasury regulations.

Sale or Other Taxable Disposition of the Notes

You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the notes equal to the difference between (a) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income), and (b) your tax basis in the notes. Your tax basis in a note generally will equal your purchase price for the note.

Gain or loss on the disposition of notes will generally be capital gain or loss and will be long-term capital gain or loss if the notes have been held for more than one year at the time of disposition. Certain non-corporate U.S. holders may be eligible for a reduced rate of tax on long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to payments to certain non-corporate U.S. holders of principal and interest on a note and the proceeds of the sale of a note. If you are a U.S. holder, you may be subject to backup withholding, at a current rate of 28%, when you receive interest with respect to the notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the notes. In general, you can avoid this backup withholding by properly executing, under penalties of perjury, an IRS Form W-9 or suitable substitute form that provides:

•	your correct taxpayer identification number; and

•

a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on IRS Form W-9 or suitable substitute form in a timely manner, you may be subject to penalties imposed by the IRS.

Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. Backup withholding is not an additional tax and amounts withheld may be refunded or credited against your federal income tax liability, provided you furnish required information to the IRS.

Non-U.S. Holders

As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

Payment of Interest

Generally, if you are a non-U.S. holder, interest income that is not effectively connected with a United States trade or business will not be subject to U.S. federal income withholding tax provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•

either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your non-U.S. holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (together with appropriate attachments), or a suitable substitute form, has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of that form.

Interest on the notes which is not exempt from U.S. withholding tax as described above and is not effectively connected with a U.S. trade or business generally will be subject to U.S. withholding tax at a 30% rate (or, if applicable, a lower treaty rate). We may be required to report annually to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base, then you (although exempt from the 30% withholding tax) will generally be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with a U.S. trade or business, you must provide a properly executed Form W-8BEN or Form W-8ECI, respectively. Under the Treasury regulations, you may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special certification and other rules apply to payments made through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of these certification rules.

Sale or Other Taxable Disposition of the Notes

A non-U.S. holder generally will not be subject to the United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of the note, unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income treaty, the gain is attributable to a U.S. permanent establishment or fixed base); or

•

you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition (as determined under the Code) and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, redemption, or other taxable disposition under regular graduated U.S. federal income tax rates and in the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits for that taxable year, or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, redemption, or other taxable disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

Estate Taxes

If you are an individual non-U.S. holder and you hold a note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with your conduct of a trade or business within the United States.

Information Reporting and Backup Withholding Tax

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Backup withholding will not be required with respect to interest paid you, provided the statement described above in the last bullet point under “—Payment of Interest” has been received and the payor does not have actual knowledge or reason to know that you are a U.S. person.

Information reporting and backup withholding may apply to the proceeds of a sale of the notes made within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received and the payor does not have actual knowledge or reason to know that you are a U.S. person or you otherwise establish an exemption.

Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish required information to the IRS.

UNDERWRITING

Banc of America Securities LLC is acting as representative of the underwriters named below. Under the terms of, and subject to the conditions contained in, an underwriting agreement dated as of October     , 2007, each underwriter listed below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the notes set forth opposite such underwriter’s name.

	Principal Amount of 2012 Notes	Principal Amount of 2014 Notes	Principal Amount of 2017 Notes
Underwriter
Banc of America Securities LLC	$	$	$
Wachovia Capital Markets, LLC
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC
Comerica Securities, Inc.
Fifth Third Securities, Inc.
Piper Jaffray & Co.
Lehman Brothers Inc.
Mizuho Securities USA Inc.
Utendahl Capital Partners, L.P.
The Williams Capital Group, L.P.

Total	$	$	$

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions and that the underwriters are obligated to purchase all of the notes in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

We have been advised by the representative of the underwriters that the underwriters propose to offer the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of             % of the principal amount of the 2012 notes, a concession not in excess of             % of the principal amount of the 2014 notes and a concession not in excess of             % of the principal amount of the 2017 notes. The underwriters may allow, and such dealers may re-allow, a concession not in excess of             % of the principal amount of the 2012 notes, a concession not in excess of             % of the principal amount of the 2014 notes and a concession not in excess of             % of the principal amount of the 2017 notes to certain other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts that we are to pay the underwriters in connection with this offering. The compensation to the underwriters does not include any commissions.

Paid by Darden
Per senior note due 2012		%
Total	$
Per senior note due 2014		%
Total	$
Per senior note due 2017		%
Total	$

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of those liabilities.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $            .

The notes are new issues of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress. The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased notes sold by or for the account of that underwriter in stabilizing or covering short transactions. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA would not, if the company was not an authorized person, apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Certain of the underwriters and their affiliates have provided, from time to time, and may continue to provide to us, investment banking, commercial banking, financial and other services, including letters of credit, share repurchase, depository and account processing services, for which we have paid and intend to pay customary fees. In the ordinary course of business, the underwriters and their affiliates may own or actively trade our securities for their own accounts and for the accounts of their customers. To hedge our exposure on particular securities, including the notes offered hereby, we have from time to time entered into transactions involving derivative instruments, such as swaps, with Bank of America, N.A., an affiliate of Banc of America Securities LLC, U.S. Bank National Association, an affiliate of Piper Jaffray & Co., Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, and SunTrust Bank, an affiliate of SunTrust Capital Markets, Inc.

Comerica Bank, an affiliate of Comerica Securities, Inc., Fifth Third Bank, an affiliate of Fifth Third Securities, Inc., Lehman Brothers Bank, FSB, an affiliate of Lehman Brothers Inc., Mizuho Corporate Bank (USA), an affiliate of Mizuho Securities USA Inc., SunTrust Bank, U.S. Bank National Association, Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, and Wells Fargo Bank, National Association, are co-lenders under the revolving credit facility. Bank of America, N.A. is the administrative agent and the sole lender under the interim credit facility and the administrative agent and a co-lender under the revolving credit facility, and Banc of America Securities LLC is the sole lead arranger and sole book manager under the interim credit facility and the revolving credit facility. SunTrust Bank and Wachovia Bank, National Association are also co-syndication agents under the revolving credit facility. Wells Fargo Bank, National Association is also the documentation agent under the revolving credit facility.

Wells Fargo Bank, National Association serves as the transfer agent and registrar for our common stock and as the sponsor and administrator of our Shareowner Service Plus Plan direct investment program. Wells Fargo Bank, National Association is also the trustee under the indenture and has been appointed registrar and paying agent with respect to debt securities outstanding thereunder. Wells Fargo Bank, National Association also served as the depositary for the tender offer pursuant to which we acquired shares of common stock of RARE on October 1, 2007. Wachovia Bank, National Association serves as our central bank for cash concentration and electronic payments. Wachovia Bank, National Association is also trustee under the Darden Savings Plan (which includes our 401(k) plan) and administrator of the Darden Restaurants, Inc. FlexComp Plan non-qualified deferred compensation plan. Wachovia Bank of Georgia, N.A., an affiliate of Wachovia Capital Markets, LLC, is the lender under the ESOP loan agreement under which $17.8 million was outstanding as of October 9, 2007. SunTrust Bank also serves as custodian for the outstanding shares of treasury stock held by us and provides account processing services for several corporate banking accounts, including accounts maintained to settle share repurchase transactions. Lehman Brothers Inc. was the dealer manager for the tender offer pursuant to which we acquired shares of common stock of RARE and served as our financial advisor in connection with the acquisition of RARE on October 1, 2007.

Since more than 10% of the net proceeds from this offering, not including underwriting compensation, will be paid to affiliates of members of the NASD who are participating in this offering, this offering is being conducted in compliance with NASD Conduct Rule 2710(h).

PROSPECTUS

DARDEN RESTAURANTS, INC.

Debt Securities

We may offer and sell from time to time, in one or more series, unsecured debt securities described in this prospectus, which may consist of notes, debentures or other evidences of indebtedness, in one or more offerings.

We may offer and sell these debt securities directly or to or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution including names of any underwriters, agents or dealers.

We will provide the specific terms of these debt securities in a prospectus supplement. This prospectus may not be used to carry out sales of securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 9, 2007.

All references in this prospectus to “Darden,” “we,” “us,” “our” and “our company” are to Darden Restaurants, Inc. and not to our consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. Red Lobster® , Olive Garden®, Bahama Breeze®, Smokey Bones Barbeque & Grill®, Seasons 52®, LongHorn Steakhouse® and The Capital Grille® are our trademarks.

All references in this prospectus to “$,” “U.S. Dollars” and “dollars” are to United States dollars.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (SEC) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the Securities Act). Under this shelf registration, we may sell the debt securities described in this prospectus. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the debt securities we are offering under this prospectus. You can read that registration statement at the SEC web site at http://www.sec.gov or at the SEC office mentioned under the heading “Where You Can Find More Information About Darden.”

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell any of these debt securities, we will provide one or more prospectus supplements containing specific information about the terms of that offering. The prospectus supplements may also add, update or change information contained in this prospectus. If information in the prospectus supplement is inconsistent with the information in this prospectus, then the information in the prospectus supplement will apply and will supersede the information in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information About Darden” before you invest.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as information we previously filed or subsequently file with the SEC that is incorporated by reference, is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since the date of that information.

Neither we nor anyone acting on our behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus or any prospectus supplement may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Darden Restaurants, Inc. and its subsidiaries. Statements preceded by, followed by or that include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “continue,” “estimate,” “project,” “believe,” “plan” or similar expressions are intended to identify some of the forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are included, along with this statement, for purposes of complying with the safe harbor provisions of that Act. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the risks and uncertainties described in the applicable prospectus supplement and the documents incorporated by reference in this prospectus and any applicable prospectus supplement. We undertake no obligation to update publicly or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

DARDEN RESTAURANTS, INC.

Darden Restaurants, Inc. is the largest publicly held casual dining restaurant company in the world. We own and operate through subsidiaries in the United States Red Lobster®, Olive Garden®, Bahama Breeze®, Smokey Bones Barbeque & Grill® (Smokey Bones) and Seasons 52® restaurants. We are seeking a buyer for our Smokey Bones restaurants. In Canada, we own and operate through subsidiaries Red Lobster and Olive Garden restaurants. None of these restaurants in the U.S. or Canada are franchised. In Japan, we license Red Lobster restaurants to an unaffiliated Japanese corporation.

On October 1, 2007, we acquired all of the issued and outstanding shares of common stock of RARE Hospitality International, Inc. (RARE), which is now a wholly owned subsidiary. RARE owns, operates and franchises restaurants in the United States and Puerto Rico, including LongHorn Steakhouse® and The Capital Grille® restaurants.

Darden Restaurants, Inc. is a Florida corporation incorporated in 1995 and is the parent company of GMRI, Inc. GMRI, Inc. and certain other of our subsidiaries own and operate our restaurants. GMRI, Inc. was originally incorporated in 1968 as Red Lobster Inns of America, Inc. We were acquired by General Mills, Inc. in 1970 and became a separate publicly held company in 1995 when General Mills distributed all of our outstanding stock to the stockholders of General Mills. Our principal executive offices and restaurant support center are located at 5900 Lake Ellenor Drive, Orlando, Florida 32809. Our telephone number is (407) 245-4000.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes, which may include, among other things, working capital, capital expenditures, stock repurchases, debt repayment or the financing of acquisitions. The prospectus supplement relating to a particular offering of debt securities by us will identify the use of proceeds for that offering.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for the periods indicated are as follows:

Fiscal Year Ended					Three Months Ended
May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	August 26, 2007	August 27, 2006
8.58	7.91	7.21	6.13	6.03	9.6	9.0

Earnings represent consolidated earnings from continuing operations before income taxes plus fixed charges (net of capitalized interest). Fixed charges represent interest costs, whether expensed or capitalized, including interest recognized in connection with our unrecognized tax benefits, and the percent of minimum restaurant and equipment lease payments deemed to represent the interest factor.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may offer using this prospectus and the indenture described below. This section is only a summary and does not purport to be complete. You must look to the relevant form of debt security and the indenture for a full understanding of all terms of any series of debt securities. The form of debt security and the indenture have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information About Darden” for information on how to obtain copies.

A prospectus supplement will describe the specific terms of any particular series of debt securities offered under that prospectus supplement, including any of the terms in this section that will not apply to that series, and any special considerations, including tax considerations, applicable to investing in those debt securities. In some instances, certain of the precise terms of debt securities you are offered may be described in a further prospectus supplement, known as a pricing supplement.

General

We will issue the debt securities in one or more series under the indenture dated as of January 1, 1996 between us and Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association), as trustee. The indenture does not limit the amount of debt securities that we may issue under it at any time. We may issue additional debt securities under the indenture in one or more series from time to time with terms different from those of other debt securities already issued under the indenture.

Ranking

The debt securities will be our unsecured and unsubordinated obligations and will rank equally and ratably with our other current and future unsecured and unsubordinated debt. The debt securities will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure this debt). In addition, except to the extent we have a priority or equal claim against our subsidiaries as a creditor, the debt securities will be effectively subordinated to debt and other obligations at the subsidiary level because, as the common stockholder of our direct and indirect subsidiaries, we will be subject to the prior claims of creditors of our subsidiaries. Except as described under the section entitled “— Some Restrictive Covenants” below, the indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur.

Terms

The prospectus supplement, including any separate pricing supplement, relating to a series of debt securities that we offer using this prospectus will describe the following terms of that series, if applicable:

•	the title of the offered debt securities;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the person to whom interest is payable, if other than the person in whose name it is registered as of the record date for payment of interest;

•	the date or dates on which the offered debt securities will mature and any rights of extension;

•	the annual rate or rates, if any, which may be fixed or variable, at which the offered debt securities will bear interest, or the method by which such rate or rates will be determined;

•	the date from which interest will accrue, the interest payment date or dates and the regular related record date or dates;

•	the place or places where the principal, premium, if any, and interest on the offered debt securities will be payable;

•

the period or periods, if any, within which and the price or prices at which the offered debt securities may be redeemed, under any redemption provisions, at our option, and other detailed terms of the optional redemption provisions;

•

our obligation to redeem or purchase the offered debt securities under any sinking fund, or at your option, and the terms and conditions under which the offered debt securities may be redeemed or purchased, in whole or in part, under this obligation;

•	if other than in denominations of U.S. $1,000 or multiples of U.S. $1,000, the denominations in which the offered debt securities will be issued;

•	any index or formula used to determine the amount of principal, premium, if any, or interest payable on the offered debt securities;

•

the currency or currency units in which the offered debt securities are denominated, and principal and interest may be payable, and for which the debt securities may be purchased, if other than in U.S. dollars;

•

if the principal, premium, if any, or interest paid on the offered debt securities are specified or payable at our option or at yours, in a currency other than U.S. dollars, whether and under what terms and conditions this election can be made and the amount payable, or the manner in which this amount is determined;

•	if other than the principal amount of the offered debt security, the portion of the principal payable at acceleration of the offered debt securities following an event of default;

•

if the principal amount payable at maturity of the offered debt securities will not be determinable as of any date prior to maturity, the principal amount of offered debt securities at that date, including the principal amount deemed outstanding as of any date prior to maturity, or in any case, the manner in which this amount is determined;

•	if the offered debt securities are not defeasible as described under the section entitled “— Defeasance” below;

•

whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or debt securities and the circumstances under which you may exchange any global security for debt securities registered in the name of an entity other than the depositary or its nominee, and under which any transfer of the global security may be registered to such an entity;

•	any event of default or covenant related to the offered debt securities of a particular series, if not specified in this prospectus; and

•	any other terms of the offered debt securities that will not conflict with the provisions of the indenture.

Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities in fully registered form denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000. We may issue the offered debt securities in the form of one or more global certificates, as described below under the section entitled “— Global Securities.”

Although debt securities offered by this prospectus will be issued under the indenture, there is no requirement that we issue future debt securities under the indenture. Accordingly, we may use other indentures or documentation containing different provisions in connection with future issuances of our debt.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to those debt securities will describe the federal income tax consequences and other special considerations applicable to them. In addition, if we issue any debt securities denominated in foreign currencies or currency units, the prospectus supplement relating to those debt securities will also describe any federal income tax consequences and other special considerations applicable to those debt securities.

The indenture does not contain covenants or other provisions designed to afford holders of debt securities protection in the event of a highly-leveraged transaction involving us. If this protection is provided for the offered debt securities, we will describe the applicable provisions in the prospectus supplement relating to those debt securities.

Exchange, Registration and Transfer

You may exchange debt securities of any series that are not global securities for other registered securities of the same series and of like aggregate principal amount in different authorized denominations. Transfers and exchanges may be made without service charge and after payment of any taxes or other governmental charges as described in the indenture. We have appointed the trustee as security registrar as provided under the indenture. The security registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

If a debt security is issued as a global security, only the depositary or its nominee as the sole holder of the debt security will be entitled to transfer and exchange the debt security as described under the section entitled “— Global Securities” below.

Payment and Paying Agent

Unless the applicable prospectus supplement specifies otherwise, we will pay the principal, premium, if any, and interest on the offered debt securities at the principal corporate trust office of the trustee, and the trustee will act as paying agent for the offered debt securities. In addition, unless the applicable prospectus supplement specifies otherwise, and with the exception of global securities, we may, at our option, pay interest by check mailed to the address of the person entitled to it, as it appears on our security register.

Global Securities

We may issue a series of debt securities offered by this prospectus, in whole or in part, in the form of one or more global securities, which will have an aggregate principal amount equal to that of the debt securities represented thereby.

Unless it is exchanged in whole or in part for the individual debt securities it represents, a global security may be transferred only as a whole

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depositary arrangement related to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements for the offered debt securities.

Each global security will be registered in the name of a depositary or its nominee identified in the applicable prospectus supplement and will be deposited with the depositary or its nominee or a custodian. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and any other matters as may be provided in the indenture.

As long as the depositary, or its nominee, is the registered holder of the global security, the depositary or nominee, as the case may be, will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the global security or any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered to be the owners or holders under the indenture relating to those debt securities.

All payments of principal of and any premium and interest on a global security will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing those debt securities. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, which institutions we refer to as the participants, and to persons that may hold beneficial interests through participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effective only through, records maintained by the depositary and its participants. Payments, transfers, exchanges and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our or the trustee’s agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to beneficial interests.

Some Restrictive Covenants

Unless the applicable prospectus supplement specifies otherwise, the debt securities will be subject to certain restrictive covenants described below. These covenants apply to us and to certain of our subsidiaries but do not apply to our subsidiaries that are not corporations. Any additional restrictive covenants applicable to a particular series of debt securities that we offer will be described in the applicable prospectus supplement.

Limitations on Liens

Unless the applicable prospectus supplement specifies otherwise, neither we nor any restricted subsidiary will incur, issue, assume or guarantee any debt secured by a lien on any principal property, of ours or of any restricted subsidiary, or on shares of capital stock or debt issued by any restricted subsidiary and owned by us or any restricted subsidiary, whether the principal property, shares or debt were owned on the date of the indenture or acquired after that date, without providing that the debt securities will be secured equally and ratably with all other debt also secured, as long as this debt is secured.

“Debt” means any obligation of ours or of any of our subsidiaries, or any obligation guaranteed by us or any of our subsidiaries to repay money borrowed, whether evidenced by bonds, debt securities, notes or similar instruments, and including reimbursement obligations related to commercial letters of credit, bankers’ acceptances or similar facilities.

“Lien” means, for any property or asset, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind related to that property or asset, including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

“Principal property” means all restaurant or related equipment and real property, in each case which is owned by us or a subsidiary and which constitutes all or part of any restaurant located within the United States or Canada.

“Restricted subsidiary” means any subsidiary of ours which does not meet the following conditions:

•

the greater portion of the operating assets is located, or the principal business is carried on, outside the United States and Canada, or which, during the 12 most recent calendar months, or shorter period elapsed since its organization, derived the major portion of its gross revenues from sources outside the United States or Canada;

•	the principal business consists of financing or assisting in the financing of dealers, distributors or other customers to facilitate:

—	the acquisition or disposition of our products or of any of our subsidiaries, or

—	obtaining equipment or machinery used in this acquisition or disposition;

•	the principal business consists of owning, leasing, dealing in or developing real property; or

•	substantially all of the assets consist of securities of subsidiaries described in the first three bullet points above.

“Subsidiary” means a corporation in which we or one or more subsidiaries directly or indirectly own more than 50% of the outstanding voting stock. Voting stock is a stock which ordinarily has voting power for the election of directors, at all times or as long as no senior class of stock has this voting power due to a contingency.

The limitations on liens do not apply to:

•	liens existing on the date of the indenture;

•

liens on any principal property acquired, constructed or improved by us or any restricted subsidiary after the date of the indenture which are created or assumed at the time of, or within 180 days of the acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of the acquisition, construction or improvement;

•

liens on property, shares of capital stock or debt existing at the time they are acquired by us whether by merger, consolidation, purchase, lease or some other method, including liens existing at the time that this corporation becomes a restricted subsidiary;

•	liens in favor of us or any of our restricted subsidiaries;

•

liens in favor of the state or federal government, any department, agency or subdivision of any state or federal government, or Canada or any political subdivision of Canada, to secure partial, progress, advance or other payments, to secure other contractual or statutory obligations, or to secure any debt incurred to finance the cost of acquiring, constructing or improving the property that is subject to the lien, including liens incurred in connection with pollution control, industrial revenue or similar financings;

•

liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise if we disposed of the property within 180 days after the creation of these liens and if any debt secured by these liens will be without recourse to us or any subsidiary;

•

liens imposed by law, including mechanics’, workmen’s, repairmen’s, materialmen’s, carriers’, warehousemen’s, vendors’ or other liens arising in the ordinary course of business, or federal, state or municipal liens arising out of contracts for the sale of products or services by us or any restricted subsidiary, or deposits or pledges to obtain the release of any of these liens;

•	pledges or deposits under workmen’s compensation or similar laws or under other circumstances;

•

liens in connection with legal proceedings, including liens arising out of judgments or awards, contested in good faith by us or our restricted subsidiary, or liens incurred by us or our restricted subsidiary to obtain a stay or discharge in the course of legal proceedings;

•	liens for taxes or assessments not yet due or delinquent, or which can be paid without penalty, or contested in good faith by appropriate proceedings;

•	liens consisting of restrictions on the use of real property which do not interfere materially with the property’s use or value; or

•

any extension, renewal or replacement, as a whole or in part, of any lien existing on the date of the indenture or of any lien referred to in the second, third and in the last six bullet points above. This extension, renewal or replacement lien must, however, be limited to all or part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced, plus improvements on the property, and the debt secured by the lien at that time must not be increased.

The limitations on liens also do not apply if at the time and after giving effect to any debt secured by a lien and any retirement of debt secured by a lien:

•

the total amount of all existing debt secured by liens which could not have been incurred by us or our restricted subsidiary without equally or ratably securing the debt securities, and which is not subject to the exceptions described above, plus

•	the attributable value of all sale and leaseback transactions entered into in reliance on the penultimate paragraph of the section titled “—Limitations on Sale and Leaseback Transactions”

does not exceed the greater of 10% of our consolidated capitalization or $250,000,000.

“Consolidated capitalization” means consolidated total assets less consolidated non-interest bearing current liabilities, all as shown by our consolidated balance sheet and the consolidated balance sheet of our subsidiaries, whether or not consolidated for accounting purposes.

Limitations on Sale and Leaseback Transactions

Unless the applicable prospectus supplement specifies otherwise, neither we nor any of our restricted subsidiaries will enter into any sale and leaseback transaction involving the leasing for a period greater than three years of any principal property, unless either:

•

we or our restricted subsidiary would be, at the time of entering into the sale and leaseback transaction, entitled, without equally and ratably securing the debt securities then existing, to incur, issue, assume or guarantee debt secured by a lien on the property, under the provisions described above in the section entitled “—Limitations on Liens;” or

•	within 180 days after that sale or transfer, we apply to retire our funded debt, subject to credits for some voluntary retirements of funded debt, an amount equal to the greater of:

—	the net proceeds of the sale of the principal property sold and leased back under that arrangement, or

—	the fair market value of the principal property so sold and leased back.

This limitation will not apply to a sale and leaseback transaction between us and a restricted subsidiary, or between restricted subsidiaries, or involving the taking back of a lease for a period of less than three years.

“Funded debt” means notes, bonds, debt securities or other debt for money borrowed which by its terms matures at, or is extendible or renewable at the option of the lender to a date more than 12 months after the date of the creation of that debt.

This limitation on sale and leaseback transactions also does not apply if at the time of the sale and leaseback:

•	the attributable value of all sale and leaseback transactions existing at that time and which are not subject to the exceptions described above, plus

•	the total amount of all existing debt secured by liens that we entered into in reliance on the penultimate paragraph of the section entitled “—Limitations on Liens”

does not exceed the greater of 10% of our consolidated net tangible assets or $250,000,000.

“Attributable value” means, for any sale and leaseback transaction, at the time of determination, the lesser of:

•

the sale price of the principal property so leased, multiplied by a fraction, the numerator of which is the remaining portion of the base term of the lease included in sale and leaseback transaction and the denominator of which is the base term of such lease, and

•

the total obligation, discounted to present value at the highest rate of interest specified by the terms of any series of debt securities then outstanding compounded semi-annually, of the lessee for rental payments, other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights, during the remaining portion of the base term of the lease included in that sale and leaseback transaction.

Events of Default

Events of default when used in the indenture, mean any of the following for a series of offered debt securities:

•	failure to pay any interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment on any debt security when due;

•	failure to perform or breach of any other covenant in the indenture that continues for 60 days after written notice;

•

a default under any bond, debt security, note or other debt for money borrowed by us, including a default related to debt securities of any series other than that series, or under any mortgage, indenture or instrument, including the indenture, under which there may be issued or by which there may be secured or evidenced any debt for money borrowed by us, having an aggregate principal amount outstanding of at least $25,000,000, whether that debt now exists or is later created, which debt has become due and has not been paid, or whose maturity has been accelerated, and which debt has not been discharged or that acceleration has not been annulled within 10 business days after written notice as provided in the indenture;

•	some events of bankruptcy, insolvency or reorganization; and

•

any other event of default related to the debt securities of that series. Any additional events of default applicable to a particular series of debt securities that we offer will be described in the applicable prospectus supplement.

If any event of default, other than an event of default described in the sixth bullet point above for any series, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount, or, if any of the debt securities of that series are original issue discount debt securities, the lesser portion of the principal amount of these debt securities as may be specified by their terms, of all of the debt securities of that series to be due and immediately payable.

If an event of default described in the sixth bullet point above occurs, the principal amount, or if any of the debt securities of that series are original issue discount securities, the portion of the principal amount of these debt securities as may be specified by their terms, will automatically become immediately due and payable, and without any declaration or other action on the part of the trustee or any holder.

The trustee is required, within 90 days after the occurrence of an event of default related to the debt securities of any series, to give to the holders of the debt securities of that series notice of the default that it actually knows of, if not cured or waived. However, except in the case of default in the payment of principal, premium, if any, or interest on any debt security of that series, or in the deposit of any sinking fund payment which is provided, the trustee will be protected in withholding the notice if the trustee in good faith determines that the withholding of the notice is in the interest of the holders of the debt securities of that series. In addition, the notice will not be given until 30 days after the occurrence of an event of default related to the debt securities of any series in the performance of a covenant in the indenture other than for the payment of the principal, premium, if any, or interest on any debt security of that series or the deposit of any sinking fund payment with respect to the debt securities of that series.

At any time after a declaration of acceleration of any debt securities of a series is made, but before the trustee has obtained a judgment for payment of money, the holders of a majority in aggregate principal amount of the existing debt securities of that series may, under some circumstances, rescind this acceleration.

The indenture contains provisions entitling the trustee to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indenture at the request of those holders. Subject to these provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, related to the debt securities of that series.

The holder of debt securities will not have any right to institute any proceeding related to the indenture, or for the appointment of a receiver or trustee for any other remedy under the indenture, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default related to the debt securities of that series;

•

holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request to the trustee to institute the proceeding and the holders have offered reasonable indemnity; and

•

the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series instructions which conflict with that request, within 60 days after the notice, request and offer.

The indenture requires us to file annually with the trustee a certificate executed by two of our officers, indicating whether such officers have knowledge of any default under the indenture.

The right of any holder to receive payment of the principal, premium, if any, and interest on the debt securities or to institute a legal proceeding cannot be impaired without the holder’s consent.

Modification and Waiver

With the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series affected by the modification or amendment, voting as one class, we and the trustee may execute supplemental indentures modifying or amending the indenture or any supplemental indenture.

Without the consent of the holder of each debt security affected by the modification, we may not:

•	change the maturity of, the principal of, or any installment of principal or interest on any debt security;

•	reduce the principal amount of the debt security;

•	reduce the rate of interest on the debt security;

•	reduce any premium payable at redemption of the debt security;

•	reduce the amount of the principal of an original issue discount security due or any other security due at acceleration of maturity;

•	change the place of payment, or coin or currency in which the principal, premium, if any, or interest on any debt security is payable;

•	impair the right to institute suit for the enforcement of any payment on or after maturity, or in the case of redemption or repayment, on or after the redemption or repayment date;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture;

•	reduce the percentage of outstanding debt securities necessary to waive compliance with some provisions of the indenture or for waiver of some defaults; or

•	modify the foregoing requirements.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of the holders of all debt securities of that series, waive, for that series, our compliance with some provisions of the indenture.

The holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture for the debt securities of that series, except a default:

•	in the payment of principal, premium, if any, or interest on any debt security, or

•	related to a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected.

The indenture provides that, in determining whether the holders of the requisite principal amount of the outstanding debt securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action as of any date:

•	the principal amount of an original issue discount security deemed outstanding will be the amount of the principal of the original issue discount security due at acceleration of maturity to that date;

•

if, as of that date, the principal amount payable at the maturity of a debt security cannot be determined, the principal amount of the debt security deemed outstanding will be the amount determined under a board resolution and specified in an officers’ certificate, or determined in one or more supplemental indentures, prior to the issuance of the debt securities;

•

the principal amount of a debt security denominated in one or more foreign currencies or currency units deemed outstanding will be the U.S. dollar equivalent, determined as of that date as described in the previous bullet point, of the principal amount of the debt security, or in the case of a debt security described in either of the first two bullet points, of the amount determined as described in that bullet point above; and

•

debt securities owned by us or any other obligor on the debt securities, or any affiliates of ours or of any obligor, will be disregarded and deemed not to be outstanding, except that in determining whether the trustee will be protected in relying on such request, demand, authorization, direction, notice, consent, waiver or other action, only debt securities which the trustee knows to be so owned will be disregarded.

Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right to so act for the debt securities and that the pledgee is not us or any other obligor on the debt securities or any of our affiliates or other obligor.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into another entity or convey, transfer or lease our property and assets substantially as an entirety to any other entity, and we may not permit any entity to consolidate with or merge into us or convey, transfer or lease their properties and assets substantially as an entirety to us, unless:

•

any successor or purchaser is a corporation, partnership, limited liability company or trust organized under the laws of the United States, any State or the District of Columbia, and this successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture in a form satisfactory to the trustee;

•	immediately after giving effect to the transaction, no event of default, and no event which after notice or lapse of time or both would become an event of default, occurred and is continuing;

•

if, as a result of this transaction, our property or assets become subject to a lien which is not permitted by the indenture, our successor or we, as the case may be, takes the necessary steps to secure the debt securities issued under the indenture equally and ratably with debt secured by the lien; and

•	other conditions required under the indenture are met.

If we consolidate or merge into or if we convey, transfer or lease our assets substantially as an entirety, our successor will succeed to, and will be substituted for us under the indenture, and in this case, but not in the case of a lease, we will be relieved of all obligations and covenants under the indenture and debt securities.

Defeasance

Unless the applicable prospectus supplement specifies otherwise, the following provisions relating to defeasance and discharge of debt, or relating to defeasance of some restrictive covenants under the indenture, will apply to the debt securities of any series, or to any specified part of a series.

The indenture contains a provision which permits us to elect:

•	to defease and be discharged from all of our obligations, subject to limited exceptions, related to any series of debt securities then outstanding, which we refer to as legal defeasance; or

•

to be released from our obligations under some restrictive covenants, including those described above under the section entitled “— Some Restrictive Covenants,” which we refer to as covenant defeasance.

To make this election, we must:

•

deposit in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal, premium, if any, and interest in accordance with their terms, will provide sufficient money to repay in full the series of debt securities and any mandatory sinking fund payments on the respective maturities;

•

deliver to the trustee an opinion of counsel as provided under the indenture, that holders of debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if this deposit, defeasance and discharge had not occurred; and

•	comply with other conditions of the indenture.

If we exercised the legal defeasance option on any debt securities and these debt securities were declared due and payable because an event of default occurred, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay the amounts due on the debt securities at the time of their respective maturities but may not be sufficient to pay the amounts due on the debt securities at acceleration resulting from the event of default. In that case, we would remain liable for the payments.

“U.S. government obligation” means:

•	any security which is:

•	a direct obligation of the United States for the payment of which the full faith and credit of the United States is pledged, or

•

an obligation of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in case of either this bullet point or the previous bullet point, is not callable or redeemable at the option of the issuer; and

•

any depositary receipt issued by a bank, as custodian for any U.S. government obligation which is specified in the first bullet point above and held by that bank for the account of the holder of the depositary receipt, or for any specific payment of principal or interest on any U.S. government obligation so specified and held, provided that, except as required by law, the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian for the U.S. government obligation or the specific payment of principal or interest evidenced by the depositary receipt.

The Trustee

Wells Fargo Bank, National Association (as successor to Wells Fargo Bank Minnesota, National Association, formerly known as Norwest Bank Minnesota, National Association) is the trustee under the indenture. The trustee may resign or be removed by the act of holders of a majority in principal amount of the securities of a series, with respect to one or more series of debt securities, and we may appoint a successor trustee to act for these series. If two or more persons are acting as trustee for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee, and any action described in this prospectus to be taken by the “trustee” may then be taken by each trustee for, and only for, the series of securities for which it is trustee.

In the ordinary course of business, Wells Fargo Bank, National Association and its affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other transactions with us and our affiliates. Wells Fargo Bank, National Association is the documentation agent and a co-lender under our revolving credit facility and maintains customary banking relationships with us. In addition, to hedge our exposure on particular securities, we have from time to time entered into transactions involving derivative instruments, such as swaps, with Wells Fargo Bank, National Association. Wells Fargo Bank, National Association also serves as the transfer agent and registrar for our common stock and as the sponsor and administrator of our Shareowner Service Plus Plan direct investment program. Wells Fargo Bank, National Association also served as the depositary for the tender offer pursuant to which we acquired shares of common stock of RARE on October 1, 2007.

Governing Law

The indenture and the offered debt securities will be governed by, and construed under, the laws of the State of New York.

PLAN OF DISTRIBUTION

We may offer and sell the debt securities offered by this prospectus:

•	through underwriters;

•	through dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through some combination of these methods.

The applicable prospectus supplement will describe the terms of the offering of any debt securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from the sale, including any underwriting discounts and commissions or other items constituting underwriters’ compensation, and any discounts, commissions or fees allowed or paid to dealers or agents.

By Underwriters

If underwriters are used in the sale, the offered debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If we sell securities to underwriters, we will execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement specifies otherwise, the obligations of the underwriters or agents to purchase the offered debt securities will be subject to some conditions. The underwriters will be obligated to purchase all the offered debt securities if any of the securities are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters’ compensation may be changed from time to time.

By Dealers

If a dealer is utilized in the sale of any debt securities offered by this prospectus, we will sell those debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

By Agents

We may also sell debt securities offered by this prospectus through agents. We will name any agent involved in the offer and sale and describe any commissions payable by us in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

By Direct Sales

We may also directly sell debt securities offered by this prospectus. In this case, no underwriters, dealers or agents would be involved. We will describe the terms of any of those sales in the applicable prospectus supplement.

General Information

Underwriters, agents and dealers that participate in the distribution of the debt securities offered by this prospectus may be deemed underwriters under the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act.

If the applicable prospectus supplement so indicates, we will authorize underwriters, agents or dealers to solicit offers by some specified institutions to purchase offered debt securities from us at the public offering price specified in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions stated in the prospectus supplement, and the prospectus supplement will specify the commission payable for solicitation of the contracts.

Under agreements entered into with us, underwriters and agents who participate in the distribution of the offered debt securities may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act or to contribution regarding payments that the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The offered debt securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom we sell the debt securities for public offering and sale may make a market in the debt securities. The underwriters or agents are not obligated to make a market in the offered debt securities and may discontinue market making at any time without notice. We cannot predict the liquidity of the trading market for any debt securities.

In connection with an offering of our debt securities, underwriters, agents or dealers may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of some bids or purchases for the purpose of preventing or slowing a decline in the market price of the debt securities, and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. Underwriters may also impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time without notice. These transactions may be affected on any securities exchange on which the debt securities may be listed, in the over-the-counter market or otherwise.

VALIDITY OF DEBT SECURITIES

The validity of the offered debt securities will be passed upon for us by Dorsey & Whitney LLP. Certain matters of Florida law will be passed upon for us by Douglas E. Wentz, Esq., our Senior Associate General Counsel. As of October 5, 2007, Douglas E. Wentz owned 7,197 shares of our common stock and had options to purchase 43,751 shares of our common stock. Unless otherwise indicated in the applicable prospectus supplement or prospectus supplements, the validity of the offered debt securities will be passed upon for any underwriters or agents by McGuireWoods LLP.

EXPERTS

The consolidated financial statements of Darden Restaurants, Inc. as of May 27, 2007 and May 28, 2006, and for each of the years in the three-year period ended May 27, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of May 27, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the May 27, 2007 financial statements refers to a change in the method of accounting for pension and other postretirement benefits and for share based compensation.

The consolidated financial statements of RARE Hospitality International, Inc. as of December 31, 2006 and December 25, 2005, and for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, which report appears in the Form 8-K/A of Darden Restaurants, Inc. filed October 9, 2007, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 financial statements refers to a change in the method of accounting for share based payment and a change in the method of quantifying errors.

WHERE YOU CAN FIND MORE INFORMATION ABOUT DARDEN

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of the New York Stock Exchange, Inc. For further information on obtaining copies of Darden’s public filings at the New York Stock Exchange, you should call 1-212-656-3000.

The SEC allows us to incorporate by reference into this prospectus the information we file with them. This allows us to disclose important information to you by referencing those filed documents. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

•	Our Annual Report on Form 10-K for the year ended May 27, 2007;

•	Our Quarterly Report on Form 10-Q for the quarter ended August 26, 2007; and

•

Our Current Reports on Form 8-K filed on June 19, 2007 (except as to Item 2.02 and Exhibit 99 thereof), August 16, 2007, August 17, 2007, September 14, 2007, September 24, 2007 (as amended by our Current Report on Form 8-K/A filed on September 24, 2007) and October 1, 2007 (as amended by our Current Report on Form 8-K/A filed on October 9, 2007).

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the termination of the offering of the securities described in this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus or any prospectus supplement at no cost by writing or telephoning us at:

Investor Relations

Darden Restaurants, Inc.

5900 Lake Ellenor Drive

Orlando, Florida 32809

(800) 832-7336

You should rely only on the information contained or incorporated by reference in this prospectus or the prospectus supplement relating to the offered debt securities. We have not authorized anyone to provide you with different information. We are not offering to sell the debt securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

$1,150,000,000

Darden Restaurants, Inc.

$                         % Senior Notes due 2012

$                         % Senior Notes due 2014

$                         % Senior Notes due 2017

PROSPECTUS SUPPLEMENT

October     , 2007

Sole Book-Running Manager

Banc of America Securities LLC

Co-Managers

Wachovia Securities

SunTrust Robinson Humphrey

Wells Fargo Securities

Comerica Securities

Fifth Third Securities, Inc.

Piper Jaffray

Lehman Brothers

Mizuho Securities USA Inc.

Utendahl Capital Partners, L.P.

The Williams Capital Group, L.P.